Exhibit 99.2

Sterling Group Ventures Inc.: Interest To Purchase All Initial Lithium Concentrate From Jiajika JV Received
Tuesday August 31, 8:01 am ET

VANCOUVER, British Columbia--(BUSINESS WIRE)--Aug. 31, 2004--Sterling Group is pleased to report that it, through its subsidiary Micro Express Ltd., and its partner have received expression of interest from three lithium users to purchase lithium concentrates in excess of what the joint venture plans to initially produce. Two lithium chemical producers indicated quantities of 35,000 tonnes per year or 74% of the total lithium concentrate to be produced while the third company, Xinjiang lithium plant, which imports most of its lithium requirement from Australia, is interested in taking all lithium concentrates (about 47,000 tonnes) to be produced at market price. More details about offtake of the lithium concentrates are under discussion. Initial capacity is planned for 240,000 tonnes per year rising quickly to 900,000 tonnes. The lithium concentrate expected to be produced is 47,320 tonnes per year for 240,000 tonnes/annum capacity.

In June, the Bureau of Land and Resources of Sichuan Province, China issued the necessary mining permit to Sterling's Chinese partner - Sichuan Province Mining Ltd., a company 40% controlled by the Sichuan Provincial Government, to develop and put the Jiajika lithium deposit into production. The mining permit number is 5100000410234. The Bureau also approved the joint venture proposal (official document No. 469) submitted by Sichuan Province Mining Ltd. According to approval document, Sichuan Province Mining Ltd. will use its mining permit and part of cash as its contributions in the proposed joint venture company with a subsidiary of Sterling. Sterling will bring the project into production. A joint venture, called Jihai Lithium Ltd., is in the process of being set up in which Sterling will own a 75% interest and apply for a business license.

The Jiajika lithium deposit is located 70 km from Kangding County and 440 km from Chengdu city, the capital of Sichuan Province. It is the largest lithium mineral deposit in China, which is estimated to account for 43.3% of Chinese lithium mineral reserves. The type of deposit is granite pegmatite. The deposit can be mined using open pit method and is accessible by road. There is good infrastructure such as water, electricity etc. in the area. The ratio of overburden is only 0.25:1 and is 35 - 400 m deep, 1.44 - 21 m width and 50 - 400 m long in No. 134 vein. The deposit was explored by Ganzi Geological Brigade, No. 404 Geological Brigade and No. 108 Geological Brigade of Sichuan Province separately from 1959 to 1992. The exploration works include 25,691 meters of drilling and 55,155 m3 of trenching. There are 74 lithium-bearing veins in the deposit. The deposit hosts in excess of 1 billion lbs of lithium according to Chinese geological reports and Chinese audit report conducted by Sichuan Province Minerals Reserve Committee of China with grade of 1.28% of Li2O(lithium Oxide) in the deposit. Other reserves in the property include 37 million lbs of BeO (beryllium oxide) with grade 0.048%, 10 million lbs of Nb2O5 (niobium oxide) with grade 0.0127%, and 5 million lbs of Ta2O5 (tantalum oxide) with grade 0.0074%.

Sterling aims to be a major lithium producer in China. It currently has two agreements to develop the Jiajika (the largest lithium mineral deposit in China) and Lushi lithium projects in which Sterling expects to own a minimum 90% when the joint venture is formed.

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed)

Richard Shao, Ph.D. President

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information constitutes "forward-looking statements" within the meaning of the Private Securities Litigation reform Act of 1995. Such forward looking statements, including but not limited to those with respect to the price of lithium, niobium, beryllium, and tantalum, the timing and amount of estimated production, costs of production, reserve determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, risks relating to the integration of the acquisition, risks relating to international operations, risks relating to joint venture operations, the actual results of current exploration activities, the actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of lithium, beryllium, niobium, tantalum, and other metals, as well as those factors affecting the mineral industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Measure, Indicated, and Inferred Resources and Reserves. Statements regarding reserves have been based on audits conducted under Chinese methods of calculation.

Contact:
Sterling Group Ventures Inc.
Christopher Tsakok, MBA or Richard Shao, President
Phone: (604) 893-8891            Fax: (604) 408-8515
Website: www.sterlinggroupventures.com